

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

<u>Via E-mail</u>
Mr. Michael Bishop
Senior Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813

      Re: FuelCell Energy, Inc.
               Form 10-K for the fiscal year ended October 31, 2011
               Filed January 17, 2012
               Form 10-K for the fiscal year ended October 31, 2010
               Filed January 14, 2011
               File No. 001-14204

Dear Mr. Bishop:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/Brian Cascio

                  Brian Cascio
                  Accounting Branch Chief